AXA PREMIER VIP TRUST

1290 Avenue of the Americas

New York, New York 10104

July 30, 2015

VIA EDGAR

Ms. Elisabeth Bentzinger

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Post-Effective Amendment No. 1 to the Registration Statement on

Form N-l4 of AXA Premier VIP Trust (File No. 333-205385)

Dear Ms. Bentzinger:

In connection with the filing by AXA Premier VIP Trust (“Registrant”) of Post-Effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-14, the Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in the filing; (2) comments by the staff of the U.S. Securities and Exchange Commission (“SEC”) or changes to disclosure in response to staff comments in the filing reviewed by the staff do not foreclose the SEC from taking any action with respect to the filing; and (3) it may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Sincerely,

AXA PREMIER VIP TRUST

By:	/s/ Michael B. Weiner
Michael B. Weiner
Vice President and Assistant Secretary